Exhibit 21.1 List of Subsidiaries
MVR Products Pte. Limited, a company organized under the laws of Singapore

Unijoh Sdn. Bhd., a company organized under the laws of Malaysia

Motorcar Parts de Mexico, S.A. de C.V., a company organized under the laws of Mexico